Filed by Eastern Bankshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HarborOne Bancorp, Inc.

SEC File No.: 001-38955

Filer’s SEC File No.: 001-39610

Date: September 24, 2025

HarborOne Equity Award Election Tool

Start of Block: Log in / Authentication

Please log in.

Email       [User Input]

Date of Birth    [User Input]

Is this you: ${m://FirstName} ${m://LastName} ?

☐	Yes

☐	No

End of Block: Authentication

Start of Block: Welcome Back

Display this question:

If Input_Cash_RSA Is Not Empty

Or Input_Stock_RSA Is Not Empty

Or Input_Cash_PSU Is Not Empty

Or Input_Stock_PSU Is Not Empty

${e://Field/Display_Name}

Selection Date: ${e://Field/Election_date-time}

Welcome back ${e://Field/First%20Name},

Your previous HarborOne equity award election is on file from ${e://Field/Election_date-time}:

You selected the following election(s) for your eligible equity award(s):

Grant Type	Percentage of shares elected to be exchanged for the cash consideration (%)	Percentage of shares elected to be exchanged for the stock consideration (%)
RSA	%	%
PSU	%	%

All elections are subject to the terms and conditions described on the HarborOne Equity Award Election Site and according to the merger agreement.

If you would like to change your election, please click “Yes, start a new session and enter a new election” below — the new session will override your previous election. Click “Keep current election” to end this session without making any changes to your election. Select an option below and then click Submit to proceed.

☐	Yes, start a new session and enter a new election.

☐	Keep current election.

End of Block: Welcome Back

Start of Block: Terms and Conditions

Accept_terms

Important Information on Your HarborOne Equity Award Election

Your HarborOne equity awards, and any election(s) made on this site are subject to the terms and conditions described on this site and according to the Agreement and Plan of Merger, by and between Eastern Bankshares, Inc. (“Eastern”) and HarborOne Bancorp, Inc. (“HarborOne”) dated as of April 24, 2025, at the below link:

https://www.sec.gov/Archives/edgar/data/1769617/000119312525093747/d945985d425.htm

If you have any additional questions about your HarborOne equity awards, please reach out to Mary Jane Williams, HR Dept. at 508-895-1337 or mwilliams@harborone.com or Emily Carmo, HR Dept. at 508-895-1335 or ecarmo@harborone.com.

NOTE: After 10 minutes of inactivity on a single page, the site will timeout and you will be forced to restart your session for security purposes.

End of Block: Terms and Conditions

Start of Block: Intro + Election

${e://Field/Display_Name}

Make your Equity Award Election

Hello ${e://Field/First%20Name},

In advance of the merger of Eastern and HarborOne (subject to pending regulatory approval), you have the opportunity to elect to receive a percentage mix of cash consideration and/or stock consideration (see definitions below) for each unvested HarborOne equity award type held. You are eligible for this election site because our records indicate you currently are a HarborOne equity award holder. As a result, you are entitled to elect to receive Eastern stock, cash or a mix of the two in exchange for unvested HarborOne shares held in your equity account as Merger Consideration.

Eligible equity awards include any unvested HarborOne Restricted Stock Awards (“RSAs”) and/or Performance Restricted Stock Units (“PSUs”) that you hold as of immediately prior to the closing. For an overview of the equity award election and Frequently Asked Questions, please refer to the brochure previously provided here.

The equity award election choices for each eligible award type are:

a)	0.765 shares of Eastern common stock (the “Stock Consideration”);

b)	$12.00 in cash per share (the “Cash Consideration”); or

c)	a combination of Stock Consideration and Cash Consideration.

Make your election by the deadline — Thursday, October 23rd at 5:00 pm EST. You can return to this site (via the link in the election site open email you received) to modify your HarborOne equity award election at any time prior to the election period deadline.

The following awards, determined as of 9/22/2025 are eligible for this election. It is possible your eligible awards may have changed due to termination, etc. Please refer to your account on Fidelity NetBenefits® for up-to-date information on your equity awards. Your election will be applied to your eligible awards as of the close date.

Date issued	Award Type	Grant ID

The elections taken on this site are solely related to unvested equity awards held by HarborOne participants and Fidelity is serving as the exchange agent for purposes of these awards. Elections related to any vested shares of HarborOne common stock (including shares that you purchased outright and/or equity that you were granted and that has already vested) will be handled through a separate process. Look for communications from the brokerage where those shares are held for details on that election process.

Election

Please make your election below for cash consideration or stock consideration for each of your eligible HarborOne equity award types. Keep in mind:

•

For award types RSA & PSU, eligible shares are unvested shares. Any unvested HarborOne equity awards will be accelerated to automatically vest in full. Applicable performance-based vesting conditions on PSUs will be deemed achieved at the target level performance and vest at 100%. Tax withholdings in connection with the accelerated vesting will be satisfied through the netting of shares and/or withholding of cash, and the effective equity award election will be applied, including any proration adjustment needed to meet the overall target ratio in the merger agreement. Following the conversion, you will no longer have outstanding HarborOne equity awards and will be distributed Eastern common stock and/or cash into your brokerage account.

•

For all elections, you may elect to receive for your unvested equity awards a) the Stock Consideration, b) Cash Consideration or c) a mix of Stock and Cash. The actual Merger Consideration that you end up receiving may be adjusted from your elections to meet the overall required target ratio of 75% – 85% Stock and 15% - 25% Cash.

•

If more than 85% of the aggregate number of issued and outstanding shares of HarborOne common stock elect the Stock Consideration, and you did not make an election, you will receive Cash Consideration. If you elect Stock Consideration, then the number of shares of HarborOne common stock exchanged for Stock Consideration will be reduced (you will receive proportionately fewer Eastern shares than what you may have elected to receive). The resulting reduction will be proportionate among all shareholders pursuant to the terms of the Merger Agreement.

•

If HarborOne shareholders, taken together, elect Stock Consideration less than 75% of the total number of shares of HarborOne common stock issued and outstanding immediately prior to the merger, and you did not make an election, then you will receive Stock Consideration or a mix of Cash Consideration and Stock Consideration depending on the aggregate HarborOne shareholder election results and pursuant to the terms of the Merger Agreement. If you elected Cash Consideration, then the number of shares of HarborOne common stock exchanged for Cash Consideration may be decreased (you may receive proportionately less cash and more Eastern shares than what you may have elected to receive).

For more information about the merger and the election process, please refer to the merger agreement and the information statement/prospectus (the “information statement/prospectus”) which forms part of the registration statement on Form S-4 (File No. 333-288117), which was filed by Eastern with the SEC on June 27, 2025.

Display this choice:

If EligibleShares_RSA > 0

Display this choice:

If EligibleShares_PSU > 0

	Percentage of shares elected to be exchanged for the cash consideration	Percentage of shares elected to be exchanged for the stock consideration
Display this choice:
If EligibleShares_RSA > 0
RSA
Display this choice:
If EligibleShares_PSU > 0
PSU

End of Block: Intro + Election

Start of Block: Review + Sign

Review & Sign

YOUR ELECTION IS NOT COMPLETE. YOU MUST SIGN AND CLICK “NEXT” BELOW TO COMPLETE YOUR EQUITY AWARD ELECTION.

You selected the following election(s) for your eligible equity award(s):

	Percentage of shares elected to	Percentage of shares elected to
	be exchanged for the cash	be exchanged for the stock
Grant Type	consideration (%)	consideration (%)
${e://Field/TypeRSA}
${e://Field/TypePSU}

Confirmation Form for: [FullName]

Election: I hereby confirm that I have elected the form(s) of consideration shown above for all eligible equity award types. I understand that, depending on the elections made by other stockholders and equity award holders, I may receive a portion of the merger consideration in a form I did not elect.

Please sign the box below to confirm that:

•	you acknowledge that all elections will need to be reviewed and approved by HarborOne and Eastern once submitted through this election site;

•	you have reviewed and you understand, acknowledge, and agree to be bound by the terms and conditions described on this election site and the terms of the merger agreement,

•	you understand that your acknowledgment and agreement is required in order to proceed;

•

you acknowledge that no guarantee can be made as to the value of the stock consideration received relative to the value of the HarborOne equity awards and shares of HarborOne common stock being exchanged; and

•	your “click-through” acceptance of the equity award election on this site constitutes your legal, valid, and binding obligation, enforceable in accordance with its terms.

I, ${e://Field/First%20Name} ${e://Field/Last%20Name}, hereby give instructions for the awards listed above to be exchanged on my behalf in accordance with my election, and the terms and conditions described on this election site and the terms and conditions set forth in the merger agreement.

Enter your full name below as signature to this form then click “Next” to confirm your election (or close your browser to end this session without making any changes). The signature must correspond with your name, as reflected on the books and records of HarborOne in connection with your equity awards.

End of Block: Review + Sign

Closing screen

FirstName LastName

Selection Date: August 12, 2025

Confirmation of your Equity Award Election

The following election has been recorded:

	Percentage of shares elected to	Percentage of shares elected to
	be exchanged for the cash	be exchanged for the stock
Grant Type	consideration (%)	consideration (%)
${e://Field/TypeRSA}
${e://Field/TypePSU}

You have until the election period deadline October 23, 2025 at 5pm EST to modify or withdraw your election by returning to this site.

A confirmation email has been sent to [email on file]. Please print and keep this confirmation for your records.

To end this session, close your browser window.

ERNA

Your company HarborOne has requested that Fidelity Stock Plan Services, LLC, send this important information to you.

Fidelity Stock Plan Services, LLC, provides recordkeeping and/or administrative services to your company’s equity compensation plan, in addition to any services provided directly to the plan by your company or its service providers.

HarborOne and Fidelity Investments are not affiliated.

Fidelity Stock Plan Services, LLC

A link to third-party material is included for your convenience. The content owner is not affiliated with Fidelity and is solely responsible for the information and services it provides. Fidelity disclaims any liability arising from your use of such information or services. Review the new site’s terms, conditions, and privacy policy, as they will be different from those of Fidelity’s sites.

Fidelity Brokerage Services LLC, Member NYSE, [SIPC](https://www.sipc.org/), 900 Salem Street, Smithfield, RI 02917

© 2025 FMR LLC. All rights reserved.

End Closing Screen

CONFIRMATION EMAILS

To: ${m://Email1}

From: HarborOne Unvested Equity Award Election Site <noreply@surveys.fidelity.com>

Subject: Confirmation: Your HarborOne Equity Award Election

HarborOne Equity Award Merger Consideration Election Site

Hello ${m://FirstName},

Your HarborOne equity award election has been recorded.

You selected the following election(s) for your eligible equity award(s):

	Percentage of shares	Percentage of shares
	elected to be exchanged for the	elected to be exchanged for the
Grant Type	cash consideration (%):	stock consideration (%):
${e://Field/TypeRSA}	${e://Field/Input_Cash_RSA}	${e://Field/Input_Stock_RSA}
${e://Field/TypePSU}	${e://Field/Input_Cash_PSU}	${e://Field/Input_Stock_PSU}

All elections are subject to the terms and conditions described on the HarborOne Equity Award Election Site and according to the merger agreement.

You can review or modify your election by accessing the HarborOne Equity Award Election Site using the link in your original election site opening email. You have until the election period deadline on October 23, 2025 at 5:00 pm EST to modify your election. Your most recent election on file at the close of the window will be considered final.

If you experience any issues with the HarborOne Equity Award Election Site or have questions on your HarborOne equity awards, please reach out to Mary Jane Williams, HR Dept. at 508-895-1337 or mwilliams@harborone.com or Emily Carmo, HR Dept. at 508-895-1335 or ecarmo@harborone.com.

Do not reply to this mailbox—this mailbox is not monitored.

ERNA

CONFIRMATION EMAIL FOR REVISIT WITH NO CHANGE

To: ${m://Email1}

From: HarborOne Unvested Equity Award Election Site <noreply@surveys.fidelity.com>

Subject: Confirmation: Your HarborOne Equity Award Election has been updated

HarborOne Equity Award Merger Consideration Election Site

Hello ${m://FirstName},

Your previous HarborOne equity award election has been updated.

You selected the following election(s) for your eligible equity award(s):

	Percentage of shares	Percentage of shares
Grant Type	elected to be exchanged for the	elected to be exchanged for the
	cash consideration (%):	stock consideration (%):

${e://Field/TypeRSA} ${e://Field/Input_Cash_RSA}		${e://Field/Input_Stock_RSA}

${e://Field/TypePSU} ${e://Field/Input_Cash_PSU}		${e://Field/Input_Stock_PSU}

All elections are subject to the terms and conditions described on the HarborOne Equity Award Election Site and according to the merger agreement.

You can review or modify your election by accessing the HarborOne Equity Award Election Site using the link in your original election site opening email. You have until the election period deadline on October 23, 2025 at 5pm EST to modify your election. Your most recent election on file at the close of the window will be considered final.

If you experience any issues with the HarborOne Equity Award Election Site or have questions on your HarborOne equity awards, please reach out to Mary Jane Williams, HR Dept. at 508-895-1337 or mwilliams@harborone.com or Emily Carmo, HR Dept. at 508-895-1335 or ecarmo@harborone.com.

Do not reply to this mailbox - this mailbox is not monitored.

ERNA

No Offer or Solicitation

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed merger transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Eastern, HarborOne or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, Eastern filed a registration statement on Form S-4 with the SEC that includes a proxy statement of HarborOne, which has been distributed to the shareholders of HarborOne in connection with their votes on the merger of HarborOne with and into Eastern. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain these documents, and any other documents Eastern and HarborOne have filed with the SEC, free of charge at the SEC’s website, www.sec.gov, or by accessing Eastern’s website at https://investor.easternbank.com under the tab “Financials” and then under the heading “SEC Filings”, or by accessing HarborOne’s website at https://www.HarborOne.com/ under the tab “Investor Relations” and then under the heading “SEC Filings.” In addition, documents filed with the SEC by Eastern or HarborOne will be available free of charge by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

Eastern Bankshares, Inc. Investor Relations	HarborOne Bancorp, Inc. Investor Relations
Email: a.hersom@easternbank.com	Email: SFinocchio@HarborOne.com
Telephone: (860) 707-4432	Telephone: (508) 895-1180